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                    September 14, 2022

       Juanzi Cui
       Chief Executive Officer
       MakingORG, INC.
       385 S. Lemon Avenue #E 301
       Walnut, CA 91789

                                                        Re: MakingORG, INC.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-55260

       Dear Ms. Cui:

               We issued comments to you on the above captioned filing on August 15, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 28, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing